Halex Energy Corp.

United States Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

RE:         Halex Energy Corp.
Registration Statement on Form S-1
Filed January 10, 2013
File No. 333-185956

Att:         Mara L. Ransom
Assistant Director

Halex Energy Corp. (the “Company”) has received your comments dated February 6, 2013 regarding the Form S-1 filed on January 10, 2013.  The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission.  The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

The company understands that the financials filed with this amendment are considered stale and that  the year end 2012 audited financials will need to be filed with the next amendment

General

1.	Language has been added on page 3

2.	Language has been added on page 3

3.	Language regarding Shell Company and restrictions has been added to the cover page, Risk Factors and Description of Securities to be Registered.

Prospectus Summary, Page 6

4.	We have removed the term “radically innovative” from the entire document. There were two deletions of the term on page 6, and one on page 16.

Risk Factors and Uncertainties, Page 7

5.	The following risk factor has been added

OUR SOLE SOURCE OF HRES EQUIPMENT IS THE MANUFACTURER THROUGH A DISTRIBUTOR AGREEMENT; FAILURE OF THE MANUFACTURER’S BUSINESS, LOSS OF THEIR INTELLECTUAL PROPERTY RIGHTS OR TERMINATION OF THE DISTRIBUTOR AGREEMENT COULD CAUSE OUR BUSINESS TO FAIL.

The Energy Distributor Agreement dated March 2013 between K’Air and Halex grants Halex a nontransferable license to install and use HRES units and/or to distribute the HRES units to end users within the State of California.

Should K’Air fail as a business venture, file bankruptcy, or otherwise be unavailable to produce the HRES Units, the Distributor Agreement could become meaningless, and our business would likely fail.

K’Air may be unable to adequately protect the intellectual property rights. Global protection of their intellectual property rights is difficult. While illegal copying of the technology in the U.S. can be addressed, our revenue could be affected by illegal importation of unlicensed use of HRES technology from countries where laws are less protective of intellectual property rights. The absence of harmonized patent laws makes it difficult to ensure consistent respect for patent rights. Reductions in the legal protection for software intellectual property rights could adversely affect revenue. If other products illegally using HRES Technologyy were to come on the market at a lower price, it is likely our business will fail.

Halex is required to abide by the terms of the Distributor Agreement. Noncompliance with certain terms could result in immediate termination of the agreement. The agreement is exclusive until December 31, 2013 at which time; it converts into a non exclusive distributor agreement unless a fee of $500,000 is paid for a 1 year extension of the exclusive agreement. Termination of the Distributor Agreement would mean Halex has no product, and our business would likely fail.

6.	The following Risk Factor has been added to the prospectus:

BECAUSE OUR OFFICERS HAVE NO EXPERIENCE IN THE DEVELOPMENT OF RENEWABLE ENERGY EQUIPMENT OR SYSTEMS OR IN THE DISTRIBUTION, INSTALLATION OR OPERATION OF RENEWABLE ENERGY SYSTEMS AS SUCH, OUR LACK OF EXPERIENCE COULD CAUSE OUR BUSINESS TO FAIL.

We have only two officers. Neither possess experience in the development of renewable energy equipment or systems or in the distribution, installation or operation of renewable energy systems. Without sufficient experience, there is no assurance our officers will be capable of creating, implementing or completely developing this technology, or that it can be used effectively or efficiently. If this technology is not developed within acceptable parameters of cost, effectiveness, and time, the Company will probably not be able to implement its anticipated business plan.  This could have a major negative impact on the Company.

If we are unable to further develop the HRES prototype.... Page 7

7.	The following Risk Factor has been added to the prospectus:

BECAUSE OUR COMPANY RELIES SOLELY ON A THIRD-PARTY FOR RESEARCH AND DEVELOPMENT, UNTIL A COMMERCIALLY-VIABLE UNIT IS BEING MANUFACTURED, WE HAVE NO PRODUCT TO DISTRIBUTE.

The Company relies on a third party for research and development of the HRES unit.  During October, 2011, K'Air completed assembly and testing of the initial proof-of-concept prototype.

From October, 2011 to current, modifications and further testing of the initial prototype has been towards making a commercially-viable prototype.  For our purposes, a commercially-viable prototype means a unit that is economical to manufacture and operate.  Although both the Company and K'Air believe that a commercially-viable prototype will be completed this year, until a fully-functioning model is finalized, we have no product and consider the development as having a limited advancement.

HRES Technology is currently in the development phase.... Page 7

8.	We have combined this concern with No. 7, and addressed this matter with the Risk Factor inserted in No. 7.

Our auditor has indicated in its report... Page 9

9.	Going concern has been addressed in Risk Factors, Prospectus Summary and Management Discussion and Analysis.

We may be susceptible to an adverse effect on our business... Page 9

10.	The following explanation has been added to the Risk Factor on Page 9:

The Company is currently unaware of any existing legislation or regulations, or proposed legislation or regulations that may adversely affect our business. However, as a prophylactic measure, and although we are unaware of any reason why such legislation or regulation would be approved, we raise this issue as bills can still be brought in the California legislature and Congress as of date of this filing.

We are selling this offering without an underwriter...  Page 11

11.
As former CEO of MIPSolutions, Mr. Lamberson sold shares pursuant to a 504(d) filing for MIPSolutions between April 2006 and November 2006.  Other than that instance, none of our officers and directors have any experience in selling shares pursuant to a self-underwriting offering.

Because we do not have an escrow or trust account... Page 12

12.	The phrase “sourcing and sale of promotional products” is replaced with “purchasing and installation of HRES units.”

Use of Proceeds, Page 12

13.	Reconciled use of proceeds.

Description of Business, Page 16

14.	As per rule 419 Regulation C defines a Blank Check Company as:

a.	For purposes of this section, the term "blank check company" shall mean a company that:

i.
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; AND

ii.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company is considered a penny stock company but it is only pursuing its reported business plan. The Company has no plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

15.	Technology section added to Description of Business, page 19

16.	Section added in Description of Business, page 18.

17.	Section added in Description of Business, page 19.

18.	Several paragraphs added beginning on page 20.

Business Opportunity, Page 17

19.	There are several parts to this comment that need to be addressed. :

Market opportunity on page 20 changed term from “ the most advanced state” to” one of the most advanced states in utilizing green energy.”   See: http://www.eia.gov/renewable/state/

Only  Washington state ranks higher than California on the 2010 eia.gov list but this was due to Washington state’s large hydro electric production which is debated if it should count as renewable.  Without including conventional hydro, California produced 6 times the amount of renewable energy of that of Washington.

Washington profile: http://www.eia.gov/renewable/state/washington/

California profile: http://www.eia.gov/renewable/state/california/index.cfm

Inserted new paragraph and deleted another.  I referenced an example of actual California renewable production in 2010.

I derived California’s 2010 solar production/ capacity from this:

http://www.eia.gov/renewable/state/california/index.cfm

megawatt hours * hours in a day * days in the year

California solar capacity in 2010 = 475 megawatt hours. (See above link)

475 * 24 * 365 = 4,035,600 megawatt hours capacity available of solar for 2010

Actual production: 769,000 megawatt (see link above)

Production/capacity = 769,000 / 4,035,600 = .1906 = 19%

I derived California’s 2010 wind production / capacity the same way

California wind capacity in 2010 = 2,812 megawatt hours (see above link)

2,812 * 24 * 365 = 23,890,752 megawatt hours capacity available of wind for 2010

Actual production: 6,079,000 megawatt (see link above)

Production/capacity = 6,079,000  / 23,890,752 = .2544 = 25.4%

Competition on page 22.

For this section, we had originally used world production of electricity set at 80% for steam turbines. Although there were numerous websites stating this fact, we were unable to locate an official statement to verify this. Instead we changed the statement to reflect the United States usage of steam turbines. (See http://www.thomasnet.com/articles/electrical-power-generation/steam-turbines) and we verify this statement at this site: http://www.eia.gov/electricity/annual/html/epa_01_02.html (see the 6th and 7th tables from the top.)

Thousand Megawatt hours produced
Coal	1,733,430
Petroleum	30,182
Natural Gas	1,013,689
Other Gas	11,566
Nuclear	790,204
Wood byproducts	37,449
Biomass	19,222
Total	3,635,742

In 2011, for electricity produced by steam generated by burning fossil fuels, renewable fuels, and nuclear, is calculated to be 3,635,742 thousand Megawatt hours. The total  electricity produced in the United States in 2011 was 4,100,656 thousand Megawatt hours.

3,635,742 / 4,100,656 = 88.66%

Market, page 17

20.	The language has been clarified and the term Distributed Power Plant has been defined as: An energy system made up of many scattered smaller electric generators that are connected to the power grid.

Phase 1, page 18

21.
We believe that a certification from a company such as UL, utilizing their sustainable energy testing, ( http://www.ul.com/global/eng/pages/newscience/sustainableenergy/ ) that we will be able to install and operate our units in California. K’Air intends to pay for the certification process because it will allow for them to market in Canada and the United States, as well as many other countries. We however will be involved in the process the entire way and we intend to allow UL to conduct the tests on our equipment.

Competition, page 19

22.	Paragraph added on page 22.

Report of Independent Registered Public Accounting Firm, page 25

23.	The corrected letter has been filed with this amendment

24.	The corrected letter has been filed with this amendment

Financial Statements

Note 8. Subsequent Events, page 34 and 35

25.
Added Explanation of the license agreement under Description of Business section on page 20. We executed a new License agreement on March 1st 2013, replacing former agreement dated November 2012. In the new version it states that we have exclusive rights to the K’Air technology in the state of California through the end of 2013. We have submitted the new agreement with our current S-1 ammendment.

Managements Discussion and Analysis, page 44

26.	Added discussion to MD and A on page 49.

27.
The table has been adjusted.  The note that came due on September 1, 2012 was refinanced inclusive of interest and is now due on March 1, 2014 for a total of $5,375.  Discussion of the maturity of the notes has been added to MD&A section

28.	Paragraph added on page 49.

Plan of Operation, page 45

29.	Reconciled new License Agreement with Document on page 48. Under Plan of Operations, Co development refers to research payments to be paid to K’Air for future R&D to configure product to fit our needs

Results of Operations for the Period through September 30, 2012, page 46

30.	The paragraph has been revised

Limited Operating History: Need For additional Capital, page 46

31.	Date of Incorporation corrected

Directors, Executive Officers, Promoters and Control Persons, page 49

32.	Revised MR. Foley biography

Executive Compensation, page 50

33.	The adjustments have been made and 1 comment added.

Security Ownership of Certain Beneficial Owners and Management, page 51

34.	Share amount corrected.

35.	Added information to the table of Officers and Directors as a group

36.	Added Control persons into table on page 54.

Certain Relationships and Related Transactions, page 52

37.	Paragraph and table have been added on page 55. Example of Promissory note have been filed with amendment under Exhibit 10.2.

Corporate Governance, page 53

38.	Inserted paragraph on page 56.

Outside Back Cover of Prospectus, page 55

39.	The company is not involving Broker/ Dealers in this underwriting. This offering is to be self underwritten. If

Part II – Information Not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

40.	Expanded explanation and inserted new table on page II-2.

Item 17. Undertakings, page II-2

41.	Changed to exact Language on page II-4.

Thank you,

Jeff Lamberson,

President,

Halex Energy Corp.

916-293-6337

Info@halexenergy.com

4/17/2013